

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2017

R. Michael Carruthers
Interim President and Chief Financial Officer
Nivalis Therapeutics, Inc.
5480 Valmont Road, Suite 200
Boulder, CO 80301

      Re: Nivalis Therapeutics, Inc.
           Registration Statement on Form S-4
           Filed May 19, 2017
           File No. 333-218134

Dear Mr. Carruthers:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christine Westbrook at (202) 551-5019 with any questions.

                            Division of Corporation Finance
                            Office of Healthcare and
                            Insurance

cc: Chad G. Rolston, Esq.